Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP TO PRESENT ITS SECOND QUARTER RESULTS FOR FISCAL YEAR 2023

Valcourt, Quebec, August 30, 2022 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) will hold its second quarter FY23 financial results conference call on Wednesday, September 14, 2022.

José Boisjoli, President and Chief Executive Officer, and Sébastien Martel, Chief Financial Officer, will present the results of the second quarter of FY23 and address questions from analysts on a conference call at 9 a.m. (EDT).

Second Quarter FY23 Results
The press release will be distributed on Canadian and American newswires on Wednesday, September 14, at approximately 6 a.m. (EDT).

For investors and analysts:

Telephone: 1 (888) 440-2167 (toll-free in North America)
Event code: 2279047
Click here for international dial-in numbers
Webcast: Click here to access the webcast

Business media are allowed to join the call but will not be permitted to ask questions. This webcast will also be live on the Internet here and accessible to media and interested participants. An archived recording will be available here two hours after the event for 30 days following the original broadcast.

Caution concerning forward-looking statements

Certain information included in this release, including, but not limited to, statements that are not historical facts, are “forward-looking statements” within the meaning of Canadian and United States securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases. Forward looking statements, by their very nature, involve inherent risks and uncertainties and are based on several assumptions, both general and specific. BRP cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of BRP to be materially different from the outlook or any future results or performance implied by such statements. Further details and descriptions of these and other factors are disclosed in BRP’s annual information form dated March 24, 2022.

About BRP

We are a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft. We complete our lines of products with a dedicated parts, accessories and apparel portfolio to fully enhance the riding experience. With annual sales of CA$7.6 billion from over 120 countries, our global workforce includes close to 20,000 driven, resourceful people.

www.brp.com @BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

For media enquiries:	For investor relations:

Biliana Necheva	Philippe Deschênes
Media Relations	Investor Relations
media@brp.com	Tel.: 450.532.6462
philippe.deschenes@brp.com